Exhibit 17



October 19, 1998


Carl Herrmann
MRS Technology, Inc.
10 Elizabeth Drive
Chelmsford, MA 01824

Dear Carl,

Please accept this as my letter of resignation from the board of Director of MRS Technology. As you know, it was my intent to not stand for reelection at the annual meeting origianlly scheduled for last summer. At this time, I feel my responsible as Chairman and CEO of NMS and other commitments make it impossible for me to continue to serve MRS effectively.

I wish you, and the folks at MRS, all the best.

Sincerely,

/s/Robert P.  Schechter
Chairman and CEO


cc: Office of the Chief Accountant
    SECS Letter File
    Securities and Exchange Commission
    Mail Stop 11-3
    450 Fifth Street, N.W.
    Washington, D.C.  20549